


05008314

File: 082-04144

SUPPL

May 18, 2005

Erciyas

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
MAY 19 2005
WASH SECTION
183

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the approval of the dividend distribution at the Ordinary Annual General Meeting on 16.05.2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



PROCESSED
MAY 25 2005
THOMSON FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No: 1 Kartal 34870 İstanbul
Tel : (0 216) 586 80 00 Faks: (0 216) 306 25 17

DIVIDEND DISTRIBUTION

At the Ordinary Annual General Meeting of our Company, held on May 16th, 2005, it has been decided that the dividend payments for the 2004 fiscal year will commence on May 30th, 2005. Accordingly, the respective payments will be made between May 30th, 2005 and June 30th, 2005 through the central branch and representative offices of Alternatif Menkul Kıymetler A.Ş. in İstanbul (central branch), Ankara, Adana and İzmir, to the shareholders, other than holders of shares through the Central Securities Depository ("Takasbank").

Dividend payments will continue after June 30th, 2005 at our Company address on Adnan Kahveci Bulvarı, Bahçelievler Mahallesi No:5 Bahçelievler – İstanbul.

Of the total 95,945,295,528,650 TL (95,945,295.53 YTL) distributable profits; for the cash dividend of gross 850 TL per each share of 1,000 TL nominal value:

1) Net 850 TL with a ratio of 85% (for 1,000 shares representing 1YTL nominal value net 0.85 YTL) will be distributed to full corporate taxpayers in Turkey and limited corporate tax payers who receive dividends through an established business or a representative office in Turkey

2) Net 774 TL with a ratio of 77.4% (for 1,000 shares representing 1YTL nominal value net 0.774 YTL) will be distributed to real persons

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr